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                                   EXHIBIT 99


RISK FACTORS.

RECENT LOSSES; POTENTIAL FLUCTUATIONS IN OPERATING RESULTS

Although the Company has for many years experienced year-to-year revenue growth, it has incurred net losses of $9.9 million and $.4 million in 1995 and 1994, respectively. There can be no assurance that revenue growth will continue or that the Company will achieve profitability in the future.

The Company's operating results have fluctuated in the past and may fluctuate in the future as a result of a variety of factors, some of which are outside of the Company's control, including general economic conditions, specific economic conditions in the retail trade industry, the mix of products sold and the cost and types of advertising through which they are sold, and prices charged by suppliers, among others.

DEPENDENCE ON EFFECTIVE INFORMATION SYSTEMS

To complete orders, the Company must record and process customer data quickly and accurately. While the Company is in the process of significantly upgrading its management information system, there can be no assurance that the new system, when fully installed and implemented, will deliver the full range of data processing functionally expected. The Company believes that the successful installation and implementation of its new computer system is important to its continued growth, but there can be no assurance that the Company will not encounter delays or cost overruns or suffer adverse consequences in implementing the new system.

DEPENDENCE ON KEY PERSONNEL

The Company's success depends to a significant degree upon the continued contributions of its core management team. While the Company has employment agreements with its three key executives, they still have the ability to voluntarily terminate their employment with the Company at any time, as do the Company's other executives and employees. Competition for qualified personnel in the Company's segment of the retail trade industry is relatively intense and, from time to time, there are a limited number of persons with knowledge of and experience in particular sectors of the Company's business. The Company's success also will depend on its ability to attract and retain qualified management, marketing, technical and other executives and personnel. The loss of the services of key personnel, or the inability to attract additional qualified personnel, could have a material adverse effect on the Company's results of operations, development efforts and ability to expand. There can be no assurance that the Company will be successful in attracting and retaining such executives and personnel.

POTENTIAL VOLATILITY OF STOCK PRICE

The market price of the Company's Common Stock has been and may continue to be highly volatile. See the discussion under Item 5 of the Company's 1996 Form 10-K Report, "Market for Registrant's Common Equity and Related Stockholder Matters". Factors such as variations in the Company's revenue, earnings and cash flow, the difference between the Company's actual results and the results expected by investors and analysts, and announcements of new product offerings, marketing plans or price reductions by the Company or its competitors could cause the market price of the Company's Common Stock to fluctuate.

CONTROL BY PRESENT STOCKHOLDERS

In the aggregate, Stuart Komer and American Greetings Corporation control approximately 48% of the Company's issued and outstanding Common Stock. Accordingly, to the extent these stockholders act together in the voting of their shares, they will have the ability to significantly influence the outcome of matters put before the Company's stockholders.


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